UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1

to

ANNUAL REPORT

of

JAPAN BANK FOR INTERNATIONAL COOPERATION

(Name of registrant)

Date of end of last fiscal year: March 31, 2012

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

NORIKO NASU

Chief Representative

Representative Office in New York

Japan Bank for International Cooperation

712 Fifth Avenue 26th Floor

New York, NY 10019 U.S.A.

Copies to:

Garth W. Bray

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

*	The registrant is filing this annual report on a voluntary basis.

The Annual Report on Form 18-K of Japan Bank for International Cooperation (“JBIC”), filed on September 26, 2012, as amended by this Amendment No. 1, is intended to be incorporated by reference into Registration Statement No. 333-182490 of the Registrant and Japan filed on July 2, 2012.

1. The following exhibit is hereby added to the Annual Report:

Exhibit Number	Description
1.	“Recent Development concerning Termination of the Financial Operations for Facilitating Realignment of United States Forces in Japan”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Tokyo, Japan on the 27th day of December, 2012.

JAPAN BANK FOR INTERNATIONAL COOPERATION

By:	/s/ Kenichiro Hayashi
Kenichiro Hayashi
Director General
Treasury Department
Corporate Group

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